

January 21, 2011

Mazen Kouta
President
First American Group Inc.
11037 Warner Ave, Suite 132
Fountain Valley, CA 92708

>   **Re: First American Group Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 14, 2010**
>   **File No. 333-171091**

Dear Mr. Kouta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment four of our letter dated January 6, 2011. However, in the last sentence of the first paragraph on this page you state that "[t]he offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as our Officers and Directors decide to close the offering." Please reconcile this statement with the disclosure in the second sentence of this paragraph that the offering will close 16 months from the effective date of your prospectus.

2. We note that you did not revise your disclosure in response to comment three of our letter dated January 6, 2011. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 25%, 50% and 75% of the shares being offered are sold. Also revise your disclosure under "Net Proceeds" under the summary of the offering on page 5.

3. We note your response to comment five of our letter dated January 6, 2011 indicating that resales of shares purchased in this offering can be made through any valid exemption from registration. While this may be the case, please explain to us why you believe that there are exemptions other than Section 4(1) available for the resale of the shares purchased in this offering by persons who are not issuers, underwriters, dealers or brokers. Further, please note that:

- affiliates of a shell company holding either restricted or unrestricted securities are deemed underwriters unless they meet the safe harbor provisions of Rule 144(i);
- non-affiliates of a shell company holding restricted securities are deemed underwriters unless they meet the safe harbor provisions of Rule 144(i);
- thereore, Section 4(1) would not be available to affiliates for the resale of either restricted or unrestricted securities, or to non-affiliates for the resale of restricted securities, until the provisions of Rule 144(i) are met.

Please provide the disclosure throughout the prospectus in the manner requested in comment five of our letter dated January 6, 2011. In revising your disclosure, please also remove your reference to registration through Section 5 and simply refer to registration under the Securities Act of 1933.

Prospectus Summary, page 3

4. We note your disclosure on pages 3 and 4 provided in response to comment seven of our letter dated January 6, 2011. Please move your table regarding your expected revenues to your Management's Discussion and Analysis and expand the discussion to indicate the basis for each set of numbers in the table. In addition, as requested in prior comment seven, clarify whether you expect your revenues will exceed your costs. Discuss the variables that will impact your revenues, such as number of customers, the likelihood that your initial customers will be paying, the amount and types of advertising, and the types of advertising you expect to secure at the beginning without a customer base. Discuss the expected capacity of your VoIP telephone system at your various development stages.

5. We note your response to comment eight of our comment letter dated January 6, 2011. Please either provide disclosure here regarding the restrictions on resales of "shell company" securities or cross-reference to your discussion of these restrictions in "Because we are a shell company…" on page 12.

Risk Factors, page 6

"Without the funding from this offering…", page 6

6. Please include a cross-reference in this risk factor to your discussion on page 4 of how your business plan would be negatively affected if you do not sell 100% of the shares in this offering.

Our initial revenue, if any at all, will likely be concentrated…", page 11

7. Please disclose why you believe that only a small number of customers will use your services.

Plan of Distribution, page 35

8. We note your response to comment 13 of our letter dated January 6, 2011. Please note that the last sentence in the third paragraph on this page still states that the shares in this offering will be offered at "$0.10 until a market develops for the stock." Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

Fax: Thomas Puzzo, Esq
(206) 260-0111